INVEST IN **APPALACHIAN FC**

Appalachian FC has brought NPSL Soccer to the High Country in a LEGENDARY way



appalachianfc.com Boone NC

Entertainment Community Leisure Social Sports

LEAD INVESTOR

David Jackson

I am excited to be a part of the future growth of the club and continue to work on ways Appalachian FC can positively impact the community. The foundation has already been laid for App FC to be a community forward club. There is brand awareness and affinity that has been but in a way that invites community support. Together, I know all investors will provide the ideas and resource to solidify App FC as part of the fabric of our area. Thank you for thr opportunity to serve this club and the community in such a unique capacity.

Invested $1,000 this round

Highlights

1. Now is the time to invest in Soccer as we enter massive growth stage leading up to 2026 World Cup
2. Great Ownership & Management, Great Market, Cool Stadium, Hot Gear, Legendary Brand, Profitable Biz
3. Bigfoot and Soccer... The most popular Cryptid in the world meets the World's Most Popular Game!
4. Launch video of Bigfoot walking to Ted Mack from his nest reached 400k+
5. Inaugural Season kicked off May 2021. Appalachian FC average over 1,100 passionate fans per game
6. Since launching November 2020, Appalachian FC has sold over $150k in Online Merchandise
7. In April 2020, Appalachian FC opened a Team Shop where fans can have a squatchy shopping experience.
8. Appalachian FC will be profitable in our first year of Operation which is rare in the sports biz.

Our Team



Michael Hitchcock Managing Partner of Business

25 Year Sports Management Executive, Former President/GM of FC Dallas, Former Vice President of LA Galaxy, Founding Partner of Sports Management Company PMI, Investor in 10 Soccer Clubs in the US & Around the World

Appalachian State University cut their storied Men's Soccer Program due to COVID-19. We wanted to make sure
LA Galaxy, Founding Partner of Sports Management Company PMI, Investor in 10 Soccer Clubs in the US & Around the World

Appalachian State University cut their storied Men's Soccer Program due to COVID-19. We wanted to make sure that Men's Soccer continues in the High Country. It's a soccer loving community with lots of Soccer History.

Jason O'Keefe Managing Partner of Soccer

18 years of coaching experience at the DI level, with some of the top programs in the country. Was the last head coach at Appalachian State and current head coach at Robert Morris University. Also worked at WFU, UNC, SLU, Elon.

Vincent Nicolsen In-House Legal Partner

Attorney and certified intermediary with US Soccer representing professional football and soccer athletes. Owner of 919 Sports Management an athlete advocacy and marketing group.

OUR LEGENDARY CLUB



On November 18th, 2020 Appalachian FC Chief Marketing Officer Bigfoot walked down from his NEST to knock the ball around at picturesque Ted Mack Stadium. AND Appalachian FC was officially launched with a viral video on social media and the Squatchiest Soccer Team in America, possibly, the world was born. What a year it's been...



An expansion team led by Head Coach Dale Parker started play in May 2021 and found success on the field, winning the hearts of the High Country soccer faithful as Appalachian FC qualified for the NPSL Southeast Conference Playoffs.



Playing in front of a packed stadium, Game Days in Boone became a big time event with a great tailgating scene, supporters pre-game party at Booneshine Brewing Company and the Supporters March to the stadium through the woods from Booneshine to Ted Mack. Then the celebratory Post Game Party where many Squatchy Ales (Official Beer of Appalachian FC) were enjoyed.


APPALACHIAN


FOOTBALL CLUB

Appalachian FC gear is a hot commodity in the High Country and around the US with over $150,000 of merchandise sold online to all 50 states. Appalachian FC opened a Team Shop which has become a very popular shopping destination for local Appalachian FC supporters and soccer fans visiting the High Country. Appalachian FC has a multi-year Partnership with global brand, PUMA.


TEAM STORE
TEAM STORE
TEAM STORE
I BELIEVE

From the very beginning, the High Country Business Community shared Appalachian FC vision for soccer in Boone and the clubs commitment to the community. Thirty-Three companies became Charter Sponsors for the Inaugural Season. Basically, the "Who's Who" Best of Boone Business joined the Appalachian FC Sponsorship Family. The primary jersey sponsor proudly featured iconic area business, Mast General Store.


APPALACHIAN FOOTBALL CLUB
PROUD TO ANNOUNCE
MAST GENERAL STORE
SINCE 1883
AS 2021 JERSEY SPONSOR
MAST GENERAL STORE
MAST GENERAL STORE

Appalachian FC is a community club. Our vision is to grow the beautiful game in the High Country while providing opportunities for players to pursue their dream of playing soccer at the highest level, giving opportunities for App State students to intern and gain valuable real world sports management experience, using the World's most popular game to inspire local youth soccer players to reach their potential and to use our players as positive role models and ambassadors in the community.





Appalachian FC is made up of one of the strongest ownership groups in minor league sports that includes some of the best soccer executives and coaches in the game, local soccer and community leaders and successful business owners and entrepreneurs in Boone. It's a dynamic group who all share a passion for the game of soccer, an appreciation of the impact soccer has on the community, strong understanding of the business of the game and deep rooted love for the High Country.



Appalachian FC is excited to share this opportunity with our passionate, engaged supporters and fan base who we hope become passionate, engaged owners. The future for the sport of soccer in the United States and the High Country is very bright. We can not wait to fulfill the incredible potential for Appalachian FC and hope you'll be a part of it by joining the Appalachian FC Ownership Group. Here's your chance to join the Ownership Family and help write the next chapter... Invest in a LEGEND!!!


INVEST IN A LEGEND!
YOUR CHANCE TO JOIN THE APPALACHIAN FC OWNERSHIP GROUP.
LEARN MORE AT APPALACHIANFC.COM